From: **Sue Marshall** [redacted]
Subject: NETZRO Seeks Investment to Scale
Date: September 2, 2021 at 11:30 AM
To: Sales Suppor[redacted]

SM

Hello NETZRO Supporters

Kroger Co. Zero Hunger Zero Waste Innovation Fund cohort has been an amazing experience. With Village Capital facilitating the program, it has provided extensive mentoring and accountability providing priceless learning. NETZRO received the initial $100,000 (non dilutive) funding to start the program. We are working on 3 milestones focused on the intent to scale the licensing of the NETZRO technology. The program ends November 30th with an additional $100,000 available if we hit all three milestones.

We have made the following progress:

*Initial patent has been filed
*Hired COO, Reed Watson
*Hired Director of Business Development, Ashley Brown
*Completed MDA grant for first phase of commercialization of upcycled calcium & collagen for use in human food
*Received funding to hire summer intern to continue the work noted above under Dr. Ubbink at UofMN
*Began the process of relocating to our new facility at The Wycliff Building to centralize our lab work and have our own processing facility – check out Wycliff at https://www.thewycliff.com/

What is next?

In order to build out our new facility and to successfully complete the three milestones, we need to raise additional funds. As is expected, our next chapter at NETZRO is to scale and the best way to gain awareness as well as get attention from investors for future funding is to launch a crowdfunding campaign. I am excited to announce NETZRO is launching a public campaign on WeFunder on September 20th. We have created an "Early Bird" campaign to friends, family and NETZRO partners that will be launching in the coming days. The following private link will allow you to access this pre launch campaign.

https://wefunder.com/netzro.sbc

It would be great to get your support in three ways. First, give us feedback once you review the campaign page. The NETZRO team appreciates all comments and questions. Second, support the campaign financially. Third, help us get the word out. Please pass along to a friend (or two, or ten we won't judge 😊 .

The team appreciates your helps and if you have questions let me know. You will see an email in the coming days when the "Early Bird" campaign is ready to launch.

Since you all are getting the opportunity to see this before we officially launch the campaign, we are required to provide the following disclaimer.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Sue Marshall
CEO
Transformational "Entrepreneur"
www.NETZRO.us
[redacted]

NETZRO Moving Earth’s Food Forward
A Story of Food Upcycling
https://vimeo.com/478720703

NETZRO JUL
2021 In...ate.pdf